EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Glacier Bancorp, Inc. of our report dated March 15, 2021, relating to the consolidated financial statements of Altabancorp (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for credit losses) and the effectiveness of internal control over financial reporting of Altabancorp, which report appears in the Annual Report on Form 10-K of Altabancorp for the year ended December 31, 2020, filed with the Securities and Exchange Commission, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, which is part of the Registration Statement.

/s/ Moss Adams LLP

Spokane, Washington

July 2, 2021